Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Three Months Ended March 31,
2015
Earnings available for fixed charges, as defined:
Net income	$54,230
Tax expense based on income	34,598
Fixed charges (a)	34,939
Earnings available for fixed charges, as defined	$123,767
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$30,426
Estimated interest cost within rental expense	961
Amortization of net debt premium, discount, and expenses	3,552
Total fixed charges, as defined	$34,939
Ratio of earnings to fixed charges	3.54
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$756
Adjustment to pretax basis	482
$1,238

Combined fixed charges and preferred stock dividend requirements	$36,177
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.42

(a)	Includes net interest related to uncertain tax positions.